

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 3, 2010

Mr. Shawn A. Callahan
Metwood, Inc.
819 Naff Road
Boones Mill, VA 24065

> **RE:** **Metwood, Inc.**
> **Form 10-K/A for the fiscal year ended June 30, 2009**
> **Filed September 28, 2009**
> **File #0-5391**

Dear Mr. Callahan:

We issued comments to you on the above captioned filings on March 18, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by May 17, 2010 addressing these outstanding comments.

If you do not respond to the outstanding comments by May 17, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant